NEWS RELEASE

BROOKFIELD’S TEMPORARY OFFICE SPACE FOR DISPLACED

NONPROFITS AND SMALL BUSINESSES FILLED TO CAPACITY

Nineteen businesses make a new home at 250 Vesey St.

NEW YORK, December 12, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that employees from 19 nonprofit organizations and small business displaced by Hurricane Sandy are utilizing hundreds of furnished, WiFi-enabled workstations that Brookfield is offering free-of-charge at 250 Vesey St. at the World Financial Center/Brookfield Place New York. The space was offered for use in early November and is now completely filled.

“Lower Manhattan is our home and we were fortunate to be minimally impacted by Hurricane Sandy. As the area’s largest office landlord, we are utilizing our unique resources to help those affected by the storm with office space and amenities of a premier business address like Brookfield Place,” said CEO Dennis Friedrich.

“We thank Brookfield for their generous donation of much-needed office space in the wake of Hurricane Sandy,” said New York City Economic Development Corporation President Seth W. Pinsky. “This important contribution is helping impacted New York City businesses and non-profits get back on their feet and contribute to our City’s economic recovery and future growth.”

Nonprofits and businesses currently occupying the space were displaced from their former locations in Lower Manhattan and Chelsea, including Hope for the Warriors. This nonprofit, which provides support to post-9/11 service members, soldiers and their families, had donated office space on Water Street. The organization’s executive vice president found out about the space Brookfield was offering through a contact at another nonprofit.

“It’s good to be back together as a team. It’s good for morale. We were scattered throughout New York for a few weeks,” said Nicole Papadopoulos, the program and outreach director at Hope for Warriors. They moved their offices to 250 Vesey St. the week after Thanksgiving.

“We feel honored to have such generosity in a time when people are experiencing so much loss from the hurricane,” she said.

Ms. Papadopoulos said her former office building reopened last week, but Hope for Warriors’ space was on the lower levels, which experienced the most damage. She is unsure when her group will be able to return to Water Street.

Shop My Label, an online retail marketplace, had just moved to a building in Chelsea when Superstorm Sandy hit. Four feet of water flooded the building and Jimmy Donlon, a partner at Shop My Label, said his team wasn’t sure when they could return their office. Mr. Donlon said his CEO heard about Brookfield’s office space program through a friend.

“We were without office space for about two weeks and everyone was working from home. Our business operation is dependent on our web development team working closely together on an around-the-clock-basis and this collaborative aspect of our business was disrupted by Sandy,” Mr. Donlon said. “We have our lineup here and we can have our brainstorming sessions again. It’s really nice.”

Donlon said the location is the “capital, commerce and finance center of the universe,” which is ideal for his startup. He said the views of the Hudson are an added bonus.

While the space is currently filled, spots will become available as groups move back to their former buildings. The office is equipped with tables, chairs, internet and cellular connectivity. Interested organizations can contact Mark Kostic at mark.kostic@brookfield.com or (212)417-2516.

Organizations occupying free space at Brookfield Place New York include:

•	Adprime Media	•	NY County Health Services Review Organizations
•	Australian Design + Marketing	•	Omini Associates
•	Beyond Hoopla	•	Pitch Control Public Relations
•	CyberSync	•	R.F. Lafferty & Co., Inc.
•	District Council 37 Health and Security Plan	•	Shop My Label
•	District Council 37 Legal Associates	•	Snap Marketing
•	Empower	•	33 Universal
•	Hope for the Warriors	•	3-Legged Dog Theater
•	International Business Times	•	Verecom
•	Mionics Bio-Therapeutics	•	WBAI Radio

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com